

EXHIBIT F:
RAISE VIDEO TRANSCRIPT



Video Transcript

0.03 My name is Vanaja Ragavan, I am a physician and entrepreneur and I founded this company in 2010 and working on the project for a number of years now.

0.14 We are developing a sensor that fits into the cellular communications system.

0.18 The sensor has many capabilities and the technology is what you would call it a platform technology and can be adapted for a wide variety of concepts.

0.29 Our system operates within less than a minute and the system can be miniaturized and made into a smart phone or tablet or a wearable.

0.35-1.26 Our system is quite novel because it can detect the presence of an infection or a biomarker using a small blood sample or some other fluid without any need for laboratory processing.
We now show a demonstration of how our technology works. The technology works using a radiofrequency based acoustic wave whose electronic characteristics change when it detects a difference in the mass or viscosity in the sample.
Because the system is only sensitive to changes occurring at the surface of the sensor, it does not react to any materials in the fluid above the sensor. The changes occur when a biomarker or infectious agent of interest attaches to the biologically modified sensor. So it is very specific to detect the presence of a disease marker and also sensitive because of the electronic nature of the reaction. We have adapted an electronic sensor to detect the presence of a disease marker.

1.27: We can take our technologies to areas where there is tremendous need and to keep going and solve problems and give back to the community.

1.37: this is what brings me to the office everyday.

We have made significant advances in defining and integrating our novel system and solved many problems associated with an electronic system adapted for biosensing. Our current raise through Fundopolis will allow us to advance our system so we can then initiate collecting the data required to commercialize our product for the market place.